UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2026
Commission File Number: 333-08704

ICON plc
(Translation of registrant's name into English)

South County Business Park, Leopardstown, Dublin 18, D18 X5R3, Ireland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒   Form 40-F ☐

Non-Reliance on Previously Issued Financial Statements
On April 27, 2026, the Audit Committee (the “Audit Committee”) of the Board of Directors of ICON plc (the “Company”), after discussion with management of the Company, concluded that the Company’s previously issued audited financial statements included in its Annual Reports on Form 20-F for the years ended December 31, 2023 and December 31, 2024 (the “Affected Audited Periods”) and the unaudited interim financial statements included in the Company’s Current Reports on Form 6-K for the quarterly periods ending on and falling between March 31, 2023 and September 30, 2025 (the “Affected Unaudited Periods” and together with the Affected Audited Periods, the “Affected Periods”) should no longer be relied upon.
As described in the press release furnished with this Form 6-K, the Company announced that the Audit Committee has completed its investigation into certain of the Company’s accounting practices and controls. Consistent with the preliminary indications that were communicated on February 12, 2026, the investigation findings were primarily related to revenue recognition and determined that revenue was overstated in 2023 and in 2024. The amount of over-statement in each year was lower than the previously announced upper limit of 2%. While the investigation also identified similar issues in 2025, the impact on revenue was less than in the preceding years.
In connection with the foregoing, the Company intends to restate its financial statements for the Affected Audited Periods in its Annual Report on Form 20-F for the year ended December 31, 2025. The Annual Report on Form 20-F for the year ended December 31, 2025 will include details of material weaknesses identified by the Company and associated remediation plans.
Further, the Company intends to restate its financial statements for the Affected Unaudited Periods through an amendment to its Current Report on Form 6-K, which was originally filed with the U.S. Securities and Exchange Commission on October 23, 2025.
As a result of the restatement, the portions of the Company’s filings with the U.S. Securities and Exchange Commission (and any press releases, stockholder communications, investor presentations, and/or other communications) including or describing financial results for the Affected Periods should no longer be relied upon.
Exhibit List
Exhibit        Description
99.1    ICON Provides Update on Audit Committee Investigation and Timing of Fourth Quarter and Full Year 2025 Financial Results
Other Information
The Company’s consolidated financial statements for the year ended December 31, 2025 are not yet available. Accordingly, the financial results referred to above are preliminary estimates and subject to the completion of the Company’s financial closing procedures and any adjustments that may result from the completion of the audit and finalization of the consolidated financial statements. As a result, the above preliminary estimated results may differ from actual results that will be reflected in the consolidated financial statements for the full year ended December 31, 2025 when they are completed and publicly disclosed. These preliminary estimated results may change and those changes may be material.
Certain statements contained herein are forward-looking statements. All statements other than statements of historical fact are forward-looking. Examples of forward-looking statements include, but are not limited to, statements regarding the following: the timing and completion of the restatement process and the filing of restated financial results for the Affected Periods; the timing of the release of full year 2025 financial results; the anticipated financial impact of the restatement on previously issued financial statements, operations, customers, and cash flows;

and the remediation of material weaknesses in the Company’s internal control over financial reporting and the implementation of the Company’s corrective action plan. You can identify many forward-looking statements by words such as “aims,” “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “opportunities,” “plans,” “potential,” “predicts,” “preliminary,” “projects,” “seeks,” “should,” “will,” “would” and other similar expressions and the negatives of such expressions. However, not all forward-looking statements contain these words. These statements are based on management's current expectations and information currently available, including current economic and industry conditions. Actual results may differ materially from those stated or implied by forward-looking statements due to risks and uncertainties associated with the Company's business, and forward-looking statements are not guarantees of future performance. Such risks and uncertainties include, but are not limited to, the following: risks related to the investigation; the discovery of additional information relevant to the periods affected by the restatement; changes in the scope or effects of the restatement on the Company’s financial statements or financial results, including the ability to finalize the financial statements and complete the external audit; higher than expected charges after completing the restatement process; delays due to unforeseen additional work needed to complete the restatement and the filing of the Company's Annual Report on Form 20-F for the year ended December 31, 2025; risks related to the accuracy of the preliminary full year 2025 financial results; the risk that material weaknesses in the Company's internal control over financial reporting are not remediated on the timeline expected or at all; the risk that the remediation measures and corrective action plan do not adequately address the identified material weaknesses; and other factors, including those factors described in the section entitled “Risk Factors” of the Company’s Annual Report on Form 20-F most recently filed with the Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made and we do not undertake any obligation to update publicly any forward-looking statement, either as a result of new information, future events or otherwise, except to the extent required by law.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICON plc

Date: April 29, 2026	By:	/s/ Nigel Clerkin
	Name:	Nigel Clerkin
	Title:	Chief Financial Officer